Exhibit 99.5

EXECUTION VERSION

Dated 28 July 2013

ELAN CORPORATION, PLC

and

PERRIGO COMPANY

EXPENSES REIMBURSEMENT AGREEMENT

A&L Goodbody

THIS AGREEMENT is made as a deed on 28 July, 2013 BETWEEN:

(1)	ELAN CORPORATION, PLC, a public limited company incorporated in Ireland (registered number 30356), with registered office at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland (hereinafter called "Elan"); and

(2)	PERRIGO COMPANY, a Michigan corporation (hereinafter called "the Bidder").

RECITALS:

1.	The Bidder has agreed to make a proposal to acquire Elan on the terms set out in the Rule 2.5 Announcement and the Transaction Agreement. Elan has agreed to reimburse certain third party costs and expenses incurred and to be incurred by the Bidder, for the purposes of, in preparation for, or in connection with the Acquisition if the Transaction Agreement is terminated in certain circumstances.

2.	This Agreement (the "Agreement") sets out the agreement between the Parties as to, among other things, the reimbursement in certain circumstances by Elan of certain expenses incurred and to be incurred by the Bidder for the purposes of, in preparation for, or in connection with the Acquisition if the Transaction Agreement is terminated in certain circumstances.

NOW IT IS HEREBY AGREED as follows:

1.	Definitions

1.1.	In this Agreement (including in the Recitals), the following expressions shall have the following meaning:

"Acquisition", the proposed acquisition by the Bidder of Elan by means of the Scheme or a takeover offer (and any such Scheme or takeover offer as it may be revised, amended or extended from time to time) pursuant to the Transaction Agreement (whether by way of the Scheme or such takeover offer) (including the issuance and payment by the Bidder of the aggregate cash and share consideration pursuant to the Scheme or such takeover offer), to be described in the Rule 2.5 Announcement and provided for in the Transaction Agreement;

"Act", the Companies Act 1963, as amended;

"Acting in Concert", shall have the meaning given to that term in the Takeover Panel Act;

"Agreed Form", in relation to any document, the form of that document which has been initialled for the purpose of identification by or on behalf of each of the Parties;

"Agreement", shall have the meaning given to that term in the Recitals;

"Associate", shall have the meaning given to that term in the Takeover Rules;

"Bidder", shall have the meaning given to that term in the Preamble;

"Bidder Payment Events", shall have the meaning given to that term in Clause 3.2;

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"Bidder Reimbursement Payments", shall have the meaning given to that term in Clause 3.1;

“Blisfont Limited” a company incorporated in Ireland (registered number 529592), with registered address 33 Sir John Rogerson’s Quay, Dublin 2, Ireland

"Business Day", any day, other than a Saturday, Sunday or a day on which banks in Ireland or in the County of New York are authorised or required by law or executive order to be closed;

"Cap", shall have the meaning given to that term in Clause 3.1;

"Confidentiality Agreement", the confidentiality agreement between Elan and the Bidder dated 21 June, 2013, as amended from time to time;

"Court Meeting", the meeting or meetings of the Elan Shareholders (and any adjournment thereof) convened by order of the High Court of Ireland pursuant to Section 201 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment);

"Court Meeting Resolution", the resolution to be proposed at the Court Meeting for the purposes of approving and implementing the Scheme;

"EGM Resolutions", resolutions to be proposed at the EGM for the purposes of approving and implementing the Scheme, the reduction of capital of Elan and changes to the Elan Memorandum of Association and Articles of Association and such other matters as Elan reasonably determines to be necessary for the purposes of implementing the Acquisition as have been approved by the Bidder (such approval not to be unreasonably withheld, conditioned or delayed);

"Elan", shall have the meaning given to that term in the Preamble;

"Elan ADS", American Depositary Shares each representing one Elan Ordinary Share and which are admitted to trading on the New York Stock Exchange;

Elan Alternative Proposal", any bona fide proposal or bona fide offer made by any person (other than a proposal or offer by the Bidder or any of its Associates or any person Acting in Concert with the Bidder pursuant to Rule 2.5 of the Takeover Rules) for (i) the acquisition of Elan by scheme of arrangement or takeover offer or business combination transaction; (ii) the acquisition lease or licence by any person of any assets (including equity securities of Subsidiaries of Elan) in businesses that constitute or contribute 25% or more of Elan's and its Subsidiaries' consolidated revenues, net income or assets and measured by; in the case of assets; either book value or fair market value; (iii) the acquisition, by any person including any person acting in concert with such person (or the stockholders of any such person) of 25% or more of the outstanding Elan Shares; or (iv) any merger, business combination, consolidation, share exchange, takeover, scheme of arrangement, recapitalization or similar transaction involving Elan as a result of which the holders of Elan Shares immediately prior to such transaction do not, in the aggregate, own at least 75% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof;

"Elan Board", the board of directors of Elan;

"Elan Ordinary Shares", the ordinary shares of €0.05 each in the capital of Elan;

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"Elan Shareholder Approval", (i) the approval of the Scheme by a majority in number of the Elan Shareholders representing three-fourths (75 per cent.) or more in value of the Elan Shares held by such holders, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting) and (ii) the EGM Resolutions being duly passed by the requisite majorities of Elan Shareholders at the Extraordinary General Meeting (or at any adjournment of such meeting);

"Elan Shareholders", the holders of Elan Shares;

"Elan Shares", Elan Ordinary Shares and Elan ADSs;

"Elan Superior Proposal", an unsolicited written bona fide Elan Alternative Proposal made by any person that the Elan Board determines in good faith (after consultation with Elan's financial advisors and outside legal counsel) is (i) likely to be consummated in accordance with the terms; (ii) more favourable from a financial point of view to the Elan Shareholders than the transactions contemplated by the Transaction Agreement, taking into account any revisions to the terms of the transactions contemplated by the Transaction Agreement proposed by the Bidder in respect of such Elan Alternative Proposal in accordance with Clause 5.3.5 and/or 5.3.8 of the Transaction Agreement; and (iii) fully financed in each case, taking into account the person making the Elan Alternative Proposal and financial, regulatory, legal and other aspects of such proposal (it being understood that, for purposes of the definition of "Elan Superior Proposal", references to "25%" and "75%" in the definition of Elan Alternative Proposal shall be deemed to refer to "80%" and "20%" respectively);

"Extraordinary General Meeting" or "EGM", the extraordinary general meeting of the Elan Shareholders (and any adjournment thereof) to be convened in connection with the Scheme, expected to be convened as soon as the preceding Court Meeting shall have been concluded or adjourned (it being understood that if the Court Meeting is adjourned, the EGM shall be correspondingly adjourned);

“Habsont Limited” a company incorporated in Ireland (registered number,529994), with registered address 33 Sir John Rogerson’s Quay, Dublin 2, Ireland;

"Irrecoverable VAT", in relation to any person, any amount in respect of VAT which that person (or a member of the same VAT Group as that person) has incurred and in respect of which neither that person nor any other member of the same VAT Group as that person is entitled to a refund (by way of credit or repayment) from any relevant Tax Authority pursuant to and determined in accordance with section 59 of the Value Added Tax Consolidation Act 2010 and any regulations made under that Act (and "recoverable VAT" shall be construed accordingly);

“Leopard Company” a Delaware corporation;

"Panel", the Irish Takeover Panel;

"Parties", Elan and the Bidder and "Party" shall mean any one of them (as the context requires);

"Person" or "person", an individual, group (including a "group" under Section 13(d) of the United States Securities Exchange Act of 1934, as amended), corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or any Relevant Authority or any department, agency or political subdivision thereof;

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"Relevant Authority", any Irish, United States, foreign or supranational, federal, state or local governmental commission, board, body, bureau, or other regulatory authority, agency, including courts and other judicial bodies, or any competition, antitrust or supervisory body or other governmental, trade or regulatory agency or body, securities exchange or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing, in each case, in any jurisdiction, including the Panel, the High Court of Ireland and the U.S. Securities and Exchange Commission;

"Resolutions", the resolutions to be proposed at the EGM and Court Meeting required to effect the Scheme;

"Rule 2.5 Announcement", the announcement in the Agreed Form to be made by the Parties pursuant to Rule 2.5 of the Takeover Rules;

"Scheme" or "Scheme of Arrangement", the proposed scheme of arrangement under Section 201 of the Act and the capital reduction under Sections 72 and 74 of the Act to effect the Acquisition pursuant to the Transaction Agreement, including any revision thereof as may be agreed between the Parties in writing;

"Scheme Recommendation", the recommendation of the Elan Board that Elan Shareholders vote in favour of the Resolutions;

"Subsidiary", in relation to any person, any corporation, partnership, association, trust or other form of legal entity of which such person directly or indirectly owns securities or other equity interests representing more than 50% of the aggregate voting power;

"Takeover Panel Act", the Irish Takeover Panel Act 1997 (as amended);

"Takeover Rules", the Irish Takeover Panel Act 1997 (as amended), Takeover Rules, 2007, as amended;

"Tax Authority", any Relevant Authority responsible for the assessment, collection or enforcement of laws relating to taxes;

"Transaction Agreement", the transaction agreement dated 28 July, 2013 by and among Elan, the Bidder, Leopard Company, Habsont Limited and Blisfont Limited;

"VAT", any tax imposed by any member state of the European Community in conformity with the Directive of the Council of the European Union on the common system of value added tax (2006/112/EC); and

"VAT Group", a group of bodies corporate treated as members of a group registration made pursuant to Section 15 of the Value Added Tax Consolidation Act 2010.

1.2.	Construction

(a)	In this Agreement, words such as "hereunder", "hereto", "hereof" and "herein" and other words commencing with "here" shall, unless the context clearly indicates to the contrary, refer to the whole of this Agreement and not to any particular section or clause thereof.

(b)	In this Agreement, save as otherwise provided herein, any reference herein to a section, clause, schedule or paragraph shall be a reference to a section, sub-section,

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clause, sub-clause, paragraph or sub-paragraph (as the case may be) of this Agreement.

(c)	In this Agreement, any reference to any provision of any legislation shall include any modification, re-enactment or extension thereof and shall also include any subordinate legislation made from time to time under such provision, and any reference to any provision of any legislation, unless the context clearly indicates to the contrary, shall be a reference to legislation of Ireland.

(d)	In this Agreement, the masculine gender shall include the feminine and neuter and the singular number shall include the plural and vice versa.

(e)	In this Agreement, any reference to an Irish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Ireland, be deemed to include a reference to what most nearly approximates in that jurisdiction to the Irish legal term.

(f)	In this Agreement, any phrase introduced by the terms "including", "include", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

(g)	In this Agreement, any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent, and all attachments thereto and instruments incorporated therein.

1.3.	Captions

The headings or captions to the clauses in this Agreement are inserted for convenience of reference only and shall not be considered a part of or affect the interpretation or construction thereof.

1.4.	Time

In this Agreement, references to time are to Irish times unless otherwise specified.

2.	Pre-Condition

This Agreement shall not have effect unless and until the Rule 2.5 Announcement has been publicly issued.

3.	Reimbursement

3.1.	Subject to and in consideration of the Bidder announcing a firm intention to make the Acquisition pursuant to the Rule 2.5 Announcement and subject to the provisions of this Agreement, Elan agrees to pay to the Bidder, if any Bidder Payment Event occurs, an amount equal to all documented, specific and quantifiable third party costs and expenses incurred by the Bidder, or on its behalf, for the purposes of, in preparation for, or in connection with the Acquisition, including, but not limited to, exploratory work carried out in contemplation of and in connection with the Acquisition, legal, financial and commercial due diligence, arranging financing and engaging advisers to assist in the process (the payments provided for in this Clause 3.1, the "Bidder Reimbursement Payments"); provided that the gross amount

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payable to the Bidder pursuant to this Agreement shall not, in any event, exceed such sum as is equal to US$84,441,843 (Eighty four million, four hundred forty-one thousand, eight hundred forty-three), being 1% of the total value attributable to the entire issued share capital of Elan that is the subject of the Acquisition (but excluding, for the avoidance of doubt, any interest in such share capital of Elan held by the Bidder or any Associate of the Bidder) as set out in the Rule 2.5 Announcement (the "Cap"). The amount of third party costs and expenses to be taken into account for the purposes of the calculation of Bidder Reimbursement Payments and which therefore could be payable by Elan to the Bidder under this Clause 3.1 will exclude any amounts in respect of VAT incurred by the Bidder attributable to such third party costs and expenses to the extent that such amounts in respect of VAT are recoverable or creditable by the Bidder (or any member of the VAT Group of which the Bidder is a member).

3.2.	The "Bidder Payment Events" are where the Parties have issued the Rule 2.5 Announcement and:

(a)	the Transaction Agreement is terminated:

(i)	by the Bidder for the reason that the Elan Board or any committee thereof (A) withdraws, withholds, or qualifies or modifies in a manner adverse to the Bidder, or proposes publicly to withdraw; withdrawn, qualify or modify in a manner adverse to the Bidder; the Scheme Recommendation or (B) approves, recommends or declares advisable, or proposes publicly to approve, recommend or declare advisable, any Elan Alternative Proposal (it being understood, for the avoidance of doubt, that the provision by Elan to the Bidder of notice or information in connection with an Elan Alternative Proposal or an Elan Superior Proposal, as required or expressly permitted by the Transaction Agreement, shall not, in and of itself, satisfy this Clause 3.2(a)(i)); or

(ii)	by Elan, at any time prior to obtaining Elan Shareholder Approval, in order to enter into any agreement, understanding or arrangement providing for an Elan Superior Proposal; or

(b)	all of the following occur:

(i)	prior to the Court Meeting, an Elan Alternative Proposal is publicly disclosed or any person shall have publicly announced an intention (whether or not conditional) to make an Elan Alternative Proposal and, in each case, not publicly withdrawn without qualification at least three Business Days before the date of the Court Meeting (it being understood that, for purposes of this Clause 3.2(b)(i) and Clause 3.2(b)(iii) below, references to "25%" and "75%" in the definition of Elan Alternative Proposal shall be deemed to refer to "80%" and "20%", respectively); and

(ii)	the Transaction Agreement is terminated by either Elan or the Bidder for the reason that the Court Meeting or the EGM shall have been completed and the Court Meeting Resolution or the EGM Resolutions, as applicable, shall not have been approved by the requisite majorities; and

(iii)	either (A) an Elan Alternative Proposal is consummated within twelve months or (B) a definitive agreement providing for an Elan Alternative Proposal is entered into within twelve months after such termination (regardless of whether such Elan Alternative Proposal is the same Elan Alternative

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Proposal referred to in Clause 3.2(b)(i)) and such Elan Alternative Proposal is consummated, or

(c)	all of the following occur:

(i)	prior to the Court Meeting, an Elan Alternative Proposal is publicly disclosed or any person shall have publicly announced an intention (whether or not conditional) to make an Elan Alternative Proposal and, in each case, not publicly withdrawn without qualification at the time the Transaction Agreement is terminated under the circumstances specified in Clause 3.2(c)(ii) (it being understood that, for purposes of this Clause 3.2(c)(i) and Clause 3.2(c)(iii) below, references to "25%" and "75%" in the definition of Elan Alternative Proposal shall be deemed to refer to "80%" and "20%" respectively); and

(ii)	the Transaction Agreement is terminated by the Bidder for the reason that Elan shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in the Transaction Agreement or any of its representations or warranties set forth in the Transaction Agreement are inaccurate, which breach or failure to perform or inaccuracy (A) would result in a failure of any of the conditions to the Scheme or of the other conditions to the Bidder's obligations to effect the Acquisition and (B) is not reasonably capable of being cured by the date that is one year after the date of the Transaction Agreement, provided that, the Bidder shall have given Elan written notice, delivered at least 30 days prior to such termination, stating the Bidder's intention to terminate the Transaction Agreement for such reason and the basis for such termination; and

(iii)	either (A) an Elan Alternative Proposal is consummated within twelve months, or (B) a definitive agreement providing for an Elan Alternative Proposal is entered into, within twelve months after such termination and such Elan Alternative Proposal is consummated (regardless of whether such Elan Alternative Proposal is the same Elan Alternative Proposal referred to in Clause 3.2(c)(i)).

3.3.	For purposes of Clause 3.2(b) and Clause 3.2(c), an Elan Alternative Proposal shall not be deemed to have been publically withdrawn by any Person if, within twelve months after termination of the Transaction Agreement, Elan or any of its Subsidiaries enters into a definitive agreement providing for, or the Elan Board or Elan approves or recommends to the Elan Shareholders, or does not oppose, an Elan Alternative Proposal made by or on behalf of such Person or its Affiliates, or such an Elan Alternative Proposal is consummated.

3.4.	Each request by the Bidder for a Bidder Reimbursement Payment shall be:

(a)	submitted in writing to Elan no later than 30 calendar days following the occurrence of any of the Bidder Payment Events;

(b)	accompanied by written invoices or written documentation supporting the request for a Bidder Reimbursement Payment; and

(c)	subject to satisfactory compliance with Clause 3.4(b) and the other provisions of this Agreement upon which a Bidder Reimbursement Payment may be conditioned, satisfied in full by payment in full by Elan to the Bidder in cleared, immediately available funds within 21 calendar days following such receipt of such invoices or documentation.

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3.5.	If and to the extent that any relevant Tax Authority determines that any Bidder Reimbursement Payment is consideration for a taxable supply and that Elan (or any member of a VAT Group of which Elan is a member) is liable to account to a Tax Authority for VAT in respect of such supply and that all or any part of such VAT is Irrecoverable VAT, then:

3.5.1.	the amount payable by Elan by way of any Bidder Reimbursement Payment, together with any Irrecoverable VAT arising in respect of the supply for which the payment is consideration, shall not exceed the Cap; and

3.5.2.	to the extent that Elan has already paid an amount in respect of any Bidder Reimbursement Payment which exceeds the amount described in Clause 3.5.1 above, the Bidder shall repay to Elan the portion of the Irrecoverable VAT in excess of the Cap.

4.	General

4.1.	This Agreement shall be governed by, and construed in accordance with, the laws of Ireland. Each of the Parties irrevocably agrees that the courts of Ireland are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement and, for such purposes, irrevocably submits to the exclusive jurisdiction of such courts. Any proceeding, suit or action arising out of or in connection with this Agreement shall therefore be brought in the courts of Ireland.

4.2.	This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement, and each Party may enter into this Agreement by executing a counterpart and delivering it to the other Party (by hand delivery, facsimile process, e-mail or otherwise).

4.3.	Notice:

4.3.1.	Any notice or other document to be served under this Agreement may be delivered by overnight delivery service (with proof of service) or hand delivery, or sent by facsimile process, to the Party to be served as follows:

(i)	if to the Bidder, to:

Perrigo Company

515 Eastern Avenue

Allergan, MI 49010

Fax: +1 (269) 673-1386

Attention: Todd Kingma

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

9

 New York, NY 10004

Fax: +1 (212) 558 3588

Attention: Matthew G. Hurd

    Krishna Veeraraghavan

Dillon Eustace

33 Sir John Rogerson's Quay

Dublin 2, Ireland

Fax: +353 1 667 0042

Attention: Lorcan Tiernan

(ii)	if to Elan, to:

Elan Corporation, plc

Treasury Building

Lower Grand Canal Street

Dublin 2, Ireland

Fax: +353 (0) 1 709 4700

Attention: General Counsel

with a copy to:

A&L Goodbody

International Financial Services Centre

North Wall Quay

Dublin 1, Ireland

Fax:   +353 (0)1 649 2649

Attention:       Cian McCourt/Alan Casey

and

Cadwalader Wickersham & Taft LLP

One World Financial Center

New York, NY 10281, USA

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Fax: +1 212 504 6666

Attention:       Christopher T. Cox/Gregory P. Patti

or such other postal address or fax number as it may have notified to the other Party in writing in accordance with the provisions of this Clause 4.3.

4.3.2.	Any notice or document shall be deemed to have been served:

(i)	if delivered by overnight delivery or by hand, at the time of delivery; or

(ii)	if sent by fax, at the time of termination of the fax transmission (provided that any notice received by facsimile transmission at the addressee's location on any day that is not a Business Day, or on any Business Day after 5:00 p.m. (addressee's local time), shall be deemed to have been received at 9:00 a.m. (addressee's local time) on the next Business Day).

4.4.	The invalidity, illegality or unenforceability of a provision of this Agreement does not affect or impair the continuance in force of the remainder of this Agreement.

4.5.	No release, discharge, amendment, modification or variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each Party.

4.6.	Each Party hereto represents and warrants to the other that, assuming due authorisation, execution and delivery by the other Party hereto, this Agreement constitutes the valid and binding obligations of that Party.

4.7.	Each Party hereto confirms and agrees that no provision of the Transaction Agreement shall supersede, vary or otherwise amend the provisions of this Agreement.

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IN WITNESS whereof the Parties have executed this Agreement as a Deed on the day and year above written.

GIVEN under the common seal

of ELAN CORPORATION, PLC

/s/ Kieran McGowan
Signature

Kieran McGowan
Print Name
Title: Director

/s/ William Daniel
Signature

William Daniel
Print Name
Title: Secretary

[Signature Page to Expense Reimbursement Agreement]

IN WITNESS whereof the Parties have executed this Agreement as a Deed on the day and year above written.

SIGNED for and on behalf of

PERRIGO COMPANY by

/s/ Joseph C. Papa
Signature

Joseph C. Papa
Print Name
Title: President and Chief Executive Officer

[Signature Page to Expense Reimbursement Agreement]